Filed by Crescent Capital BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities

Exchange Act of 1934

Subject Company: Alcentra Capital Corporation

Commission File No. 814-01064

VIAVID

communications simplified.

Crescent Capital BDC

Planned Acquisition of Alcentra Capital Corporation Announcement

August 13, 2019

C O R P O R A T E   P A R T I C I P A N T S

Eunice Han, ADDO Investor Relations

Jason Breaux, Chief Executive Officer, Crescent Capital BDC

Mike Wilhelms, Chief Financial Officer, Crescent Capital BDC

Suhail Shaikh, Chief Executive Officer, Alcentra Capital Corporation

Ellida McMillan, Chief Financial Officer and Chief Operating Officer, Alcentra Capital Corporation

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Robert Dodd, Raymond James

Ryan Lynch, KBW

P R E S E N T A T I O N

Operator:

Greetings and welcome to the Crescent Capital BDC to Acquire Alcentra Capital Corporation conference call. At this time all participants are in a listen-only mode. A brief question and answer session will follow the formal presentation. If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host Eunice Han with ADDO Investor Relations. Please go ahead.

Eunice Han:

Good afternoon and thank you for joining us to discuss Crescent Capital BDC’s planned acquisition of Alcentra Capital Corporation. Speaking on the call today from Crescent Capital BDC will be Jason Breaux, Chief Executive Officer, and Mike Wilhelms, Chief Financial Officer. From Alcentra Capital Corporation, we have Suhail Shaikh, Chief Executive Officer. We also have other members of the respective management teams available for the question-and-answer session.

In addition to our joint press release and the 8-K that we filed this morning with the SEC, we’ve posted a supplementary presentation on the transaction, which you can find on both companies’ investor websites at crescentbdc.com and alcentracapital.com, respectively, as well as on the SEC’s website at SEC.gov.

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The joint press release announcing the transaction includes important disclosures that apply to this call.

Please also note this call does not constitute an offer to sell or buy or the solicitation of any offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Before we begin today’s call, I’d like to remind you that certain comments made during the course of this conference call and webcast contain forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability, position, growth and trading levels of the combined company following completion of the proposed transaction, and any assumptions underlying any of the foregoing are considered forward-looking statements. Crescent Capital BDC’s and Alcentra Capital Corporation’s actual results could differ materially from those expressed or implied in such forward-looking statements for any reason, including those listed in the companies’ respective SEC filings. Crescent Capital BDC and Alcentra Capital Corporation assume no obligation to update any such forward-looking statements post today’s call. Please also note that past performance is not a guarantee of future results.

During this conference call, we will also refer to certain non-GAAP financial measures. As these measures may not be comparable to similarly titled measures used by other companies, you should not consider them in isolation from or as a substitute for measures prepared in accordance with GAAP.

I’ll now turn the call over to Crescent Capital BDC’s CEO, Jason Breaux.

Jason Breaux:

Thank you Eunice, and thank you all for joining us today. This is a very exciting time for both Crescent and Alcentra Capital. Just this morning, we jointly announced that Crescent BDC has entered into a Definitive Merger Agreement to purchase Alcentra Capital Corporation. This transformational combination establishes a Top 15, externally managed, publicly traded BDC, which we estimate at close will have over $500 million in net assets and a combined portfolio in excess of $900 million.

Through this merger, Crescent BDC will significantly increase its market presence, improve economies of scale, and enhance asset diversification, while still staying true to our core strategy of maintaining a high-quality, senior secured, first lien-focused portfolio. Alcentra Capital shareholders will also see immediate benefits from the transaction ranging from higher dividend yields to a more diversified portfolio.

With the unanimous approval of both companies’ Boards of Directors, including the independent directors of each, we anticipate that this merger will close in the fourth quarter, subject to shareholder and regulatory approvals, as well as other customary closing conditions. At that point, shares of Crescent BDC common stock are expected to begin trading on the NASDAQ under the ticker symbol CCAP.

By way of background, I have been with Crescent Capital Group for nearly two decades in various senior investment roles and have been CEO of our BDC since it was established in 2015. Over the past four-plus years, we’ve developed what we believe is a best-in-class privately held BDC. Now, we are committed to launching a premier publicly-traded version.

I’ll begin today’s call by providing a brief introduction on Crescent Capital, our firm investment strategy

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and the transaction rationale from Crescent BDC’s perspective. I’ll then turn the call over to our CFO, Mike Wilhelms, to discuss the transaction details and the pro forma combined portfolio. Suhail Shaikh, CEO of Alcentra Capital, will then discuss the strategic merits and deal rationale for Alcentra Capital shareholders. I’ll return to provide a few closing remarks before opening the call to your questions. So, let’s begin.

For those Alcentra Capital shareholders listening into today’s call who may be new to Crescent BDC, we welcome you to Crescent and look forward to working together. Crescent BDC is part of the Crescent Capital Group platform, an independent, employee-owned alternative credit manager with over 170 employees, including 80 investment professionals across the U.S. and Europe managing more than $25 billion in assets. For nearly 30 years, Crescent Capital Group has been investing in senior secured loans, high yield bonds, mezzanine debt and distressed debt securities. We are one of the oldest private credit managers with a track record dating back to 1992.

We have differentiated ourselves by strategically growing our asset base across multiple economic and business cycles to be more effective and relevant to our clients, including our investors as well as the private equity community whose companies we finance. Crescent Capital Group seeks to deliver attractive returns with less volatility, lower default rates and higher recoveries than the market average. Our disciplined investment approach based on current income and principal preservation, our proprietary research platform, and our origination capabilities have resulted in many longstanding investor and sponsor relationships. We believe that Alcentra Capital shareholders will benefit from these strong relationships due to the increased investment opportunities provided by our merger.

Crescent Capital Group’s market presence and origination capabilities are apparent from our track record. In our private credit business, we’ve reviewed over 10,000 transactions and provided debt financing to over 200 unique private equity sponsors, many of which are repeat clients. Our team has invested more than $18 billion in nearly 400 private credit transactions over nearly 30 years.

Now, turning back to Crescent BDC. Our BDC has broad access to Crescent Capital Group’s private credit expertise and leverages the Crescent Capital Group platform to grow the portfolio. Crescent BDC has exemptive relief from the SEC to co-invest alongside Crescent’s private credit strategies, thus providing our BDC access to a large variety of opportunities based on Crescent’s long-established private credit origination and underwriting capabilities. With the addition of Alcentra Capital, we can provide our clients and Alcentra Capital’s shareholders even further opportunities for income generation and capital appreciation.

The broader Crescent Capital Group platform has historically focused on serving large institutional clients, with 95% of the investor base comprised of institutions. Through this transaction, public equity investors will have access to Crescent Capital’s institutional-caliber private credit expertise for the very first time. As a publicly traded entity, our current shareholders will be provided with the opportunity for liquidity, as well as increased scale and further portfolio diversification. With the larger combined portfolio, we will benefit from economies of scale as we leverage our cost base.

Furthermore, our increased size will provide us improved access to the capital markets for growth and financing. Importantly, we will offer what we believe is a new best-in-class public BDC fee structure that is further enhanced by waivers of certain management and incentive fees for six quarters following the closing of the transaction. We also expect the transaction to become accretive to net asset value per share during this waiver period. We believe our proposed fee structure is one of the most competitive amongst our public BDC peers with an attractive management fee coupled with an incentive fee governed by an appropriate hurdle. This fee structure, combined with the meaningful financial contribution and support from our advisor, aligns Crescent Capital’s interests with those of our current investors and soon-

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to-be shareholders. Mike will further address this shortly.

Our advisor has demonstrated significant alignment with all shareholders by contributing $21.6 million of the transaction consideration. This has allowed us to achieve the mutually beneficial outcome of providing Alcentra Capital shareholders with estimated consideration well in excess of the current trading price and equal to Alcentra Capital’s net asset value per share as of June 30, 2019 while providing Crescent BDC shareholders the opportunity to acquire Alcentra Capital’s assets at a considerable discount to book value.

With that as background, let me now turn the call over to Mike Wilhelms, our CFO, to discuss the transaction details. Mike?

Mike Wilhelms:

Thank you, Jason. As a quick introduction, I have been the CFO of Crescent BDC since our inception in 2015. I began my career in public accounting and have served as CFO of several companies throughout my 26-year career. Let’s now discuss the transaction.

Under the terms of the agreement, in exchange for approximately 12.9 million shares of Alcentra Capital common stock, Alcentra Capital’s shareholders will receive consideration in the form of three components which approximate, first, $19.3 million in cash or $1.50 per share, from Crescent BDC; second, 5.2 million shares of Crescent BDC common stock; and third, $21.6 million in cash or $1.68 per share from CBDC Advisors, our external manager, which will be rebranded Crescent Cap Advisors in the coming weeks. Any final dividend that Alcentra Capital must pay in connection with the closing of the transaction to comply with applicable tax requirements that is in excess of Alcentra Capital’s regular quarterly dividends will reduce the cash consideration to be paid by Crescent BDC on a dollar-for-dollar basis. The total cash and stock consideration Alcentra Capital shareholders will receive at closing is currently estimated to be approximately $141.9 million after taking into account certain post-closing adjustments or approximately $11.02 per share, representing 1X Alcentra Capital’s net asset value per share as of June 30, 2019, and 1.36X the closing price of Alcentra Capital’s common stock on August 12, 2019.

As I just mentioned, we anticipate that approximately 5.2 million Crescent BDC shares will be issued in total, with Crescent BDC shareholders owning approximately 81% and Alcentra Capital shareholders owning 19% of the combined company at close.

As Jason mentioned, we have the benefit of a very strong platform. Our investment advisor will provide significant financial support for this transaction. This includes the aforementioned $21.6 million, or $1.68 per share, of total cash to be paid to Alcentra Capital stockholders at close, as well as funding up to $1.4 million of Crescent BDC’s transaction expenses for a total of $23 million in support of the stockholders.

Upon closing, as Jason noted, we plan to implement a compelling fee structure that includes a reduced management fee of 1.25% and an increased hurdle rate of 7% on a 17.5% incentive fee. In addition, we will provide six quarters of base management fee waivers of 50 basis points, income incentive fee waivers, and a dividend policy designed to over-earn a quarterly dividend of $0.41 per share. We will also implement a $20 million open-market stock repurchase program following the close of the merger.

As of June 30, 2019, Crescent BDC’s investment portfolio was $625 million across 91 investments, and Alcentra Capital’s investment portfolio was $219 million across 29 investments. Crescent BDC will continue making new investments throughout the coming months, so we anticipate having a combined investment portfolio over $900 million at close. When combining our investment portfolios as of June 30, 2019, the investment type breakdown is 73% first-lien loans, 17% second-lien loans, 1% subordinated

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loans and 11% equity and other.

I now turn the call over to Suhail Shaikh, CEO of Alcentra Capital.

Suhail Shaikh:

Thank you Mike, and thank you to all of our shareholders joining us today. To provide some background on who we are, Alcentra Capital Corporation is a publicly-traded BDC that offers customized debt and equity financing solutions to middle-market companies. Alcentra Capital is currently managed by Alcentra NY, LLC, a majority-owned indirect subsidiary of BNY Alcentra Group Holdings, one of the world’s leading sub-investment grade credit asset managers with an investment track record spanning across approximately 75 separate investment vehicles and accounts totaling approximately$40 billion as of June 30, 2019.

We are very excited to have entered this mutually beneficial combination with Crescent BDC, and we believe this transaction will bring great value to our investors. Our merger agreement with Crescent BDC represents the culmination of our strategic alternatives review process led by an independent director committee of Alcentra Capital’s Board of Directors.

We publicly announced our strategic review process this past April, and after extensive diligent analysis and thoughtful deliberations with a variety of interested parties, we believe our merger with Crescent BDC is in the best interest of our shareholders to enhance the value of our company and will accelerate our portfolio transition to a diversified portfolio of middle-market senior secured investments. Given Crescent Capital’s strong investment performance and deep platform, we are very happy that Crescent BDC was selected following our extensive review process. Our Board of Directors and I are very impressed with Crescent BDC’s investment experience and, of course, the consideration to be paid to our shareholders.

We are pleased with the expected benefits of the proposed transaction and believe that our investors will be too. In addition to the consideration to be paid at closing, Alcentra Capital shareholders will benefit from an attractive dividend yield from the combined company generated by a scaled and diversified combined portfolio. Our entire Management Team and Board of Directors are confident that this transaction is a win-win that brings incremental value to Alcentra Capital and Crescent. For our shareholders, in particular, this transaction offers access to the larger Crescent Capital Group platform, whose extensive resources, broad market insights and ability to access capital will provide attractive opportunities going forward.

I’ll now turn the call back to Jason Breaux for concluding remarks.

Jason Breaux:

Thanks, Suhail. When we first launched our BDC in 2015, it was a natural fit for Crescent Capital who has been managing and underwriting below investment grade credit for nearly 30 years. This transaction is the next step in our growth trajectory. Ultimately, the combination of Crescent BDC and Alcentra Capital will solidify our position as a scaled BDC with a high-quality portfolio that generates an attractive and sustainable dividend for our shareholders.

Well over two decades ago, we learned that it is not about the leverage; it is about the credit, and we have the right people and the right investment processes in place to drive strong performance. On behalf of our Board of Directors and our entire Management Team, we’d like to thank each of our clients, shareholders and employees for helping to build this business and making this transaction possible. We’d also like to thank Alcentra Capital’s Board of Directors, management and shareholders for their trust and

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confidence in Crescent Capital. That concludes our prepared remarks. Operator, please open up the call to questions.

Operator:

Thank you. We will now be conducting a question-and-answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment, please, while we poll for questions.

Our first question comes from Robert Dodd with Raymond James. Please go ahead.

Robert Dodd:

Hi guys and congrats on the whole process. I’ve got a bunch of questions so I’ll start off with the kind of deal structure ones and then hop back in the queue for more. On the $1.50 from the BDC, from Crescent BDC to shareholders, can you tell us anything about what the tax treatment of that $1.50 will be, and also, when you say it could be reduced by any excess of normal dividends, is that to say both Q3 and Q4 Alcentra normal dividends, because obviously the Q4 would normally be paid after the expected close of the transaction.

Suhail Shaikh:

Robert, this is Suhail. Thank you for your questions. Yes, the plan is we’ve already obviously declared the Q3 dividend last week, so that’s going to get paid. And then our intent is to declare the Q4 dividend and get that paid before the end of the year instead of post the end of the year, which is our normal practice. Both those two dividends are the regular dividends that will be paid out.

With respect to the adjustment of the $1.50, I think I’d first say that we’re going to direct you to our proxy statement that’s going to get filed in the next few weeks, couple of weeks or so, and that’s going to have a lot more detail, but I think as we said and as Mike said in his prepared remarks, it’s going to be adjusted for our sort of leftover income and whatever taxes we are required to pay as a RIC in 2019.

Robert Dodd:

Right, right, so that excess is really just referring to if you have any undistributed left at the end of the year. Okay, that makes sense. That’s normal, right?

Going back, so on that $1.50 and the $1.68 as well, do you have any color you can give us about whether those are—to shareholders, is that going to be treated as ordinary income or affect their cost basis? Do you have any color on that?

Ellida McMillan:

Hey Robert, it’s Aleta. How are you? It’s going to be ordinary income unless there’s a return of capital, but right now it’s ordinary (inaudible).

Robert Dodd:

Got it. Then the last question, I promise, last question about tax. That $1.68, since it’s coming from the

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advisor that’s an LLC, if any of the shareholders—obviously you have a lot of shareholders that are retail oriented and might hold it in a tax-free account or a term account, will that $1.68 if it’s coming from an LLC generate UBTI, do you know?

Suhail Shaikh:

We don’t. I’d say those shareholders should consult their advisors on how that should be treated.

Robert Dodd:

Fair enough. I’ll hop back in the queue for my other questions about Crescent. Thank you.

Operator:

Our next question comes from Ryan Lynch with KBW. Please go ahead.

Ryan Lynch:

Hey, good afternoon. Thanks for taking my questions. First one, Jason, you know you mentioned Crescent being about a $25 billion platform. Can you maybe just further breakdown the buckets of kind of the AUM or the strategies that compose that $25 billion of AUM at Crescent? Then, specifically, what sort of AUM do you have that is going to be focused on the same sort of strategies that Crescent BDC as well as the combination of Crescent and Alcentra will be focused on?

Jason Breaux:

Hey Ryan, it’s Jason. Thanks for your question. Just to break down Crescent’s AUM for you, the $25 billion of assets, it’s all below investment grade corporate credit. We split our business up into private credit and public tradable credit. The tradable credit is sort of less relevant the BDC. That’s about 40% of the $25 billion or $10 billion. The remaining $15 billion is private credit. That’s managed through multiple different investment vehicles, but essentially we have direct lending strategies that invest in senior secured companies. We also have junior debt strategies that invest in second lien and unsecured debt strategies as well and we’re in both the U.S. and in Europe, so the relevant sort of AUM with respect to the BDC portfolio and the co-investment opportunities is across Crescent’s private credit business which we characterize as approximately $15 billion.

Ryan Lynch:

Okay, that’s helpful. I guess what I’m trying to get a sense of is I know you have the BDC has been in inception since 2015 and this merger, the BDC is going to take over Alcentra and it’s going to have the same sort of strategy that the private Crescent BDC has had. I’m just trying to get a sense of is there other AUM outside of the BDC that you guys can use to co-invest and outside of the BDC, the strategy that you guys currently use within the BDC, do you guys have any strategies today that you have that same strategy?

Jason Breaux:

Thanks, Ryan. Just to make it clear, Crescent BDC has co-investment exempted relief from the SEC to invest across our affiliated funds. So, any opportunity that we originate and underwrite across the private credit platform at Crescent, that BDC has the opportunity to participate alongside. That’s really important to highlight I think because that $15 billion platform sees many, many opportunities on an annual basis,

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approximately 1,500 or so per year at this point, and while the BDC itself maybe commits investment sizes of call it $5 million to $25 million or $30 million on average, when we invest alongside the rest of our private credit strategies at Crescent, we speak for much larger amounts across the platform. The BDC might take a $10 million position in a commitment that we might make for up to several hundred million dollars to a company.

Ryan Lynch:

Okay. Makes sense. Then a question on the consideration paid. If you used your guys NAV as the proxy, you guys paid $11.02. If you strip out the cash from the advisor, the BDC paid, the private BDC Crescent Capital paid $9.34 for the assets at Alcentra. Alcentra, the current market value has been significantly below that amount, if you look at kind of where it’s traded over the last year, so the market was clearly valuing those assets at a bigger discount than the purchase price that Crescent Capital BDC paid, so how did you get comfortable paying the price that you paid for these assets?

Jason Breaux:

Thanks, Ryan. Jason again. I can kick that off and if Mike has anything to add, feel free. We through out diligence process got very good information on the underlying portfolio at Alcentra. We performed extensive diligence on the 29 names within the portfolio and we essentially re-underwrote those names as if we were underwriting any particular individual investment, so I would say that our purchase price, which at the BDC level represents 85% of Alcentra book net asset value is something that we got quite comfortable with through the process.

Ryan Lynch:

Okay. Then last one for me for now, it looks like you guys put in, are going to put in a $20 million share repurchase program for a period of 12 months post closing. Can you talk? Is that going to be a programmatic buyback program or is that going to be a discretionary buyback program? And any other plans that you guys have of minimizing the impact of when you list this vehicle which is going to have a significant amount of shareholders who have been locked up for a few years now to try to ease that potential selling pressure post listing?

Mike Wilhelms:

Hi Ryan. This is Mike. Yes, we’ve had discussions regarding that and at this point it’s still TBD as far as the exact structure.

Ryan Lynch:

Okay. Are there any other—I guess with the share repurchase, are there any other features that you guys have taken into consideration as post merger this is going to be a listed vehicle with shareholders from Crescent Capital BDC being locked up for several years, that can create and we’ve seen it create significant amount of selling pressure once those vehicles lift. What are the considerations are you guys are going through to ensure that the stock price trades well post listing?

Mike Wilhelms:

Again, good questions, Ryan. I mean at this point those details are expected to be in the proxy and so at this point we need to wait for that to come out.

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Ryan Lynch:

Okay, that’s all for me. Appreciate the time.

Jason Breaux:

Thanks, Ryan.

Operator:

Our next question comes from Robert Dodd with Raymond James. Please go ahead.

Robert Dodd:

Hi guys. I’m back. To follow-up on maybe more bluntly on one of Ryan’s questions, the BDC looks, Crescent BDC, it’s had a pretty good track record so far with NAV etc., but yes, it’s only been around a couple of years. Do you have any metrics, numbers that you’re willing to disclose or can disclose about the track record that Crescent Capital had in those type of assets over the last more than a decade. Ideally, you know, a track record that stretches back through a recession. Are there any numbers you can give us on that?

Jason Breaux:

Crescent has been around since 1991. Our private strategies are sort of, call it 15 to 25-plus years old across multiple cycles, business cycles and economic cycles. We have track record data going back nearly 30 years and I think what you’d find is that if you looked our historical default rates and loss rates across those cycles, I think we would compare quite favorably to industry averages and index averages.

Robert Dodd:

Okay, got it. Thank you on that. When I look at obviously the BDC, what could be the success of BDC, obviously the bigger part, the Crescent BDC, it says that the target EBITDA range is 10 to 250, which is a pretty wide range. Can you give us any more data about where you currently reside in that? I mean if I look in the portfolio, the spreads are typically pretty narrow. It looks like a very secure portfolio which might indicate that you’re at the higher end of the—maybe not the 250 but not at the $10 million EBITDA range. Any color you can give us on kind of the average EBITDA in the portfolio right now? Maybe what the debt-to-EBITDA is on the interest coverage or any metrics like that? They may be disclosed in the Crescent Q but I haven’t had a chance to dig through in that detail yet.

Mike Wilhelms:

Thank you. This is Mike Wilhelms. On average, currently our portfolio has an EBITDA of $28 million and as to your comment with the range of $10 million to $250 million, that has to do more with the fact that we are co-investing with different strategies within Crescent, so, for instance, our U.S. direct lending strategy is more lower middle market focus so they’re going to be looking at $10 million to $40 million EBITDA companies, whereas our junior debt strategy or mezzanine strategy is upper middle market focused and so they’re going to looking at $40-plus million EBITDA companies. But on average, our portfolio as of June 30 had a $28 million EBITDA.

Robert Dodd:

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Got it, got it. Thank you. Then one obscure one if I can, obviously (inaudible). Either Crescent BDC has a senior loan JV and the partner in such as JV can be quite important about the ability to grow that long-term, etc. and so your partner in there is Master Land Enterprise Holdings. I’ll be honest. I can’t find anything out about these people other than the fact that it may be a Hong Kong real estate developer. Any color you can give us on who that is and what their ability would be to scale that JV if and when the BDC were to get bigger?

Jason Breaux:

Yes, Robert. Thank you. Master Land is an entity that is named but we will tell you that it is a part of a global asset manager of very significant size, so in terms of the ability to commit and grow that vehicle over time, I think that’s certainly in the cards, so I just wanted to—I’d like to make that clear. Anything else on that?

Mike Wilhelms:

I’d add from a growth standpoint, currently the commitment is 50/50 in that joint venture and certainly from an eligible or an ineligible basket we have plenty of room there, so it is something that Crescent would be willing to take their commitment size up to say 60/40 or even greater than that if growth made sense.

Jason Breaux:

Thanks, Mike.

Operator:

This concludes the question-and-answer session. I will now turn the conference over to Jason Breaux for closing comments.

Jason Breaux:

Okay. Thank you everyone for dialing in and listening to our call here. We’re very excited about the merits of this transaction and combination, and look forward to speaking with you all soon.

Operator:

This concludes today’s conference. Thank you for your participation.

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